SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 000-23575
|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form N-SAR

For the period ended: December 31, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	COMMUNITY WEST BANCSHARES 445 Pine Avenue Goleta, CA 93117

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant's Chief Financial Officer resigned at the end of the fiscal year. The registrant also has a new Controller. The subject report could not be filed by the new financial management team without unreasonable effort or expense.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Stephen W. Haley	805	692-1862

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Please see attached press release dated March 12, 2002

COMMUNITY WEST BANCSHARES
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2002	By:	/s/ Stephen W. Haley Stephen W. Haley President, & CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

NEWS

RELEASE
Community West Bancshares 445 Pine Avenue, Goleta CA 93117 FOR IMMEDIATE RELEASE
Contact:	Stephen W. Haley, President
Phone:	805-692-4395
URL:	http://www.communitywest.com
SYMBOL:	CWBC

Community West Bancshares Announces Fourth Quarter and Year-End Results

Goleta, California, March 12, 2002 - Community West Bancshares (the "Company") today announced operating results for the fourth quarter and the year ended December 31, 2001.

Net income for the year was $21,762, or $0.00 per share (both undiluted and diluted) compared to net income of $2,697,137, or $0.44 per share ($0.43 per share on a diluted basis) for the year ended December 31, 2000.  For the fourth quarter, the Company reported a net loss of $3,912,287, or $0.69 per share (both undiluted and diluted), compared to a net loss of $1,416,724, or $0.23 per share (both undiluted and diluted) for the fourth quarter of 2000.

Steve Haley, President noted: "Although we are disappointed in the earnings impact of certain fourth quarter items, and remain cautious about the economic environment in which we are operating, we are taking steps to restructure the Company's business activities with the objective of reducing operating costs and focusing on those business activities where we can build sustainable and profitable competitive positions.  We believe that the impact of these actions will begin to be felt in the second half of 2002, and will position the Company and Bank for future growth and profitability".

Despite the fourth quarter loss, the Company ended the year with total equity capital of $33,356,731, or 10.30% of assets. Goleta National Bank (the "Bank"), the Company's major subsidiary, had a risk-based capital ratio of 11.84% at December 31, 2001. Under normal circumstances, the FDIC considers banks with risk-based capital ratios in excess of 10% to be "well capitalized", its best category. However, the Bank is operating under a regulatory agreement to maintain a risk-based capital ratio of at least 12%. Therefore, the Company has already contributed additional capital into the Bank in an amount that would have resulted in a risk-based capital ratio of 12.11% at December 31, 2001. Book value per share of the Company as of December 31, 2001, was $5.86.

The fourth quarter loss was significantly affected by the following items:

1.

A loan loss provision of $3,251,181 as a result of: a) significant growth in the Bank's short term consumer lending portfolio, and b) continued uncertain economic conditions that negatively impacted its Small Business Administration and High Loan-to-Value ("HLTV") Mortgage loans.  As of year-end, the Company's loan loss allowance totaled $8,275,115, or 3.47% of loans held for investment, as compared to $7,793,306, or 3.33% at September 30, 2001 and $6,746,436, or 2.26% at December 31, 2000.

2.

During the third quarter the Bank strengthened its SBA loan underwriting criteria, recognizing that this would have an adverse impact on loan originations. SBA loan originations dropped from approximately $17 million in the second quarter to approximately $14 million in the third quarter and $12 million in the fourth quarter. Accordingly, SBA guaranteed loan sales declined from $9 million in the second and third quarters to $3 million in the fourth quarter of 2001.

The Bank recognized overall gains on the sale of all loans (including SBA and other loans) of approximately $1.7 million in the second quarter, $2.1 million in the third quarter and $1.1 million in the fourth quarter of 2001.

3.

An increase in the prepayment assumptions used to calculate the value of the Bank's interest only strip and servicing asset related to sold guaranteed SBA loans. These changed assumptions, (which were, in part, based upon changes in prepayments actually experienced by the Bank), reduced the valuation of these assets by approximately $858,000.

4.

A review by the new management team of the Company's financial management practices that resulted in net accounting adjustments of approximately $1.5 million. These adjustments included, among other things: a) the carrying values of accrued interest income and expense (an expense of $892,536); b) bond discount (an expense of $691,982), and c) bond issuance expense (a gain of $320,219).

5.	A refinement of the Company's estimated income tax expense relating to: a) general operations $600,000, and b) the sale of Palomar Bank $246,296.

The following tables summarize selected income statement and balance sheet data:

Three Months	Three Months	Twelve Months	Twelve Months
Ended	Ended	Ended	Ended
December 31,	December 31,	December 31,	December 31,
2001	2000	2001	2000

Selected Income Statement Data

Interest Income	$8,635,530	$14,207,225	$40,793,796	$51,781,189
Interest Expense	4,189,177	6,918,815	19,966,531	26,060,114
Net Interest Income	4,446,353	7,288,410	20,827,265	25,721,075
Provision for Loan Losses	3,251,181	3,226,484	11,880,212	6,793,812
Net Interest Income after Provision for Loan Losses	1,195,172	4,061,926	8,947,053	18,927,263

Other Income	2,114,650	3,922,168	22,170,532	16,283,378
Other Expenses	8,503,166	9,968,800	32,376,880	29,975,038
Net (Loss) Income before Taxes	(5,193,344)	(1,984,706)	(1,259,295)	5,235,603
Income Taxes Provision- Sale of Palomar	246,296	-	1,246,296	-
Income Taxes (Benefit)-Other	(1,527,353)	(567,982)	(2,527,353)	2,538,466
Net (Loss) Income	$(3,912,287)	$(1,416,724)	$21,762	$2,697,137

(Loss) Earnings per Share - Basic	$(0.69)	$(0.23)	$0.00	$0.44(1)

(Loss) Earnings per Share - Diluted	$(0.69)	$(0.23)	$0.00	$0.43(1)
Weighted Average Shares Outstanding	5,675,849	6,107,216	5,947,658	6,107,216
Diluted Shares Outstanding	5,760,922	6,115,716	6,014,828	6,233,245

(1) Earnings per share after a goodwill impairment charge of $0.35 per share.

Selected Balance Sheet Data as of December 31,	2001	2000

Loans Held for Investment, Net of Loan Loss Reserve	$230,106,568	$292,069,471
Deposits	196,166,429	228,719,979
Equity	33,356,731	36,034,608
Deposits
Total Assets	323,863,109	405,255,320
Loan Loss Reserve/Loans Held for Investment	3.47%	2.26%
Capital to Assets	10.30%	8.89%

(1) Earnings per share after a goodwill impairment charge of $0.35 per share.

Company Overview

Community West Bancshares is a financial services company with headquarters in Goleta, California. The Company is the holding company for Goleta National Bank, which has two full service branches, one in Goleta and one in Ventura, California. Goleta National Bank is one of the Nation's largest SBA leaders with loan production offices located in Alabama, California, Florida, Georgia, South Carolina, North Carolina, Tennessee, Oregon, Nevada and Washington. The principal business activities of the company are Relationship Banking, Short-Term Consumer Lending, Small Business Administration (SBA) Lending, and Mortgage Lending.

Safe Harbor Disclosure

This release contains forward-looking statements that reflect management's current views of future events and operations. These forward-looking statements are based on information currently available to the Company as of the date of this release. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to, the ability of the Company to implement its strategy and expand its lending operations. Furthermore the Company has certain restrictions placed on its operations by the Office of the Comptroller of the Currency until it deems that it has substantially complied with the letter agreement signed by the Goleta National Bank.